

March 10, 2009

Mr. John Adair
Chief Executive Officer
Green Energy Holding Corp.
2101 N.W. Boca Raton Blvd, Suite 1
Boca Raton, FL 33431

RE: **Form 8-K Item 4.01 filed February 25, 2009**
        File #0-52631

Dear Mr. Adair:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

                            Sincerely,

                            Mindy Hooker
                            Staff Accountant